

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Paul Galiano
Chief Financial Officer
TS Innovation Acquisitions Corp.
Rockefeller Center 45 Rockefeller Plaza New York, New York 10111
New York, New York 10111

> **Re: TS Innovation Acquisitions Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2020**
> **CIK 0001826000**

Dear Mr. Galiano:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note that Exhibit 3.1 is the Certificate of Incorporation of Strategic Acquisitions Corp. and not TS Innovation Acquisitions Corp. Please advise.

Paul Galiano
TS Innovation Acquisitions Corp.
October 21, 2020
Page 2

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Geoffrey Kruczek, Staff Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing